December 30, 2024

Yujie Chen
Chief Executive Officer
Grande Group Limited
Suite 2701, 27/F., Tower 1
Admiralty Center, 18 Harcourt Road
Admiralty, Hong Kong

       Re: Grande Group Limited
           Registration Statement on Form F-1
           Filed December 10, 2024
           333-283705
Dear Yujie Chen:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Cover Page

1. We note your response to prior comment 1. We also note the client data is as of March
       31, 2024. Please revise your disclosure here and on the Resale Prospectus cover page to provide the number of clients you had in Hong Kong, Singapore and the PRC as of the most recent practicable date.
2. We note the revised disclosure that you have a dual-class capital structure whereby each Class B Share has the voting power of 20 Class A Shares. Revise the cover pages to disclose, if true, that Mr. Tak Kai Raymond, TAM and Ms. Yujie, CHEN will have majority voting control of the company through their control of Grande Holding, quantifying the voting control.
 December 30, 2024
Page 2

Resale Prospectus Cover Page, page i

3.     We note that your resale prospectus outer cover list 2,250,000 Class A
Ordinary
       Shares for sale while the inside front cover lists 1,750,000 Class A Ordinary Shares for sale. Please revise your disclosure as appropriate to reconcile. Risk Factors
The dual-class structure of our Ordinary Shares will have the effect of concentrating, page 39

4. We note your risk factor on page 39 regarding Mr. Tak Kai Raymond, TAM's and Ms.
       Yujie, CHEN's ownership and control. Please revise Summary and where appropriate to disclose the percentage of outstanding shares that high-vote shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.
       Similarly, revise to address any sunset provisions that limit the lifespan of high-vote shares, and whether the death of a high-vote shareholder or founder, or intra-family transfers of shares would require conversion of high-vote shares. Dividend Policy, page 50

5. We note your response to prior comment 3. Please revise your disclosure to give retroactive effect of the dividend in the balance sheet with appropriate footnote disclosure, or reflected in a pro forma balance sheet. Refer to SAB Topic 1B.3 for guidance.
Principal Shareholders, page 106

6. We note your statement in footnote 2 to the beneficial ownership table that "[t]he
       Class B Ordinary Share is convertible at any time by the holder into shares of Class A
       Ordinary Share on a share-for-share basis." However, we further note your statements throughout the registration statement, including on the cover page of the prospectus, the risk factor on page 39, the Capitalization section on page 55, etc., that the "Class
       A Ordinary Shares and Class B Ordinary Shares are not convertible into each other."
       Please revise your disclosure where appropriate to reconcile or otherwise explain.
Exhibits

7. The legal opinion filed as Exhibit 5.1 opines on the Class A Shares offered in the primary offering but not on those in the the separate resale offering. Please file a revised legal opinion to also reflect the shares being offered in the resale offering. Refer to Section II.B.2.H of Legality and Tax Opinions in Registered
       Offerings: Staff Legal Bulletin No. 19.
General

8. We note that you are a foreign private issuer offering voting securities in the United
       States. Please tell us how would you would determine whether more than 50% of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. Refer to Securities Act Rule 405 and Exchange Act Rule 3b-4; Securities Act Rules Compliance
and
       Disclosure Interpretation 203.17.
9. We note your addition of the resale prospectus to the registration statement for a
 December 30, 2024
Page 3

       secondary offering by Grande Holding Limited, which controls over 94% of the voting shares of the registrant. Given the relative size of the offering, it appears that the resale transaction may be an indirect primary offering on behalf of the registrant.
       Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities
       Act Rule 415(a)(1)(i). Please include a discussion of the relationships of Grande
       Holding Limited and its beneficial owners, Mr. Tak Kai Raymond, TAM and
Ms.
       Yujie, CHEN, with you, and tell us why the resale offering should not be viewed as an indirect, primary transaction and why the selling shareholder should not be viewed as an underwriter. Refer to Interpretation 612.09 in the Securities Act Rules Compliance
       and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Victor Cecco at 202-551-2064 or Lory Empie at 202-551-3714 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Yuning    Grace    Bai